AB 3/3/03

03011900

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
~~Washington, D.C. 20549~~

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SEC MAIL RECEIVED PROCESSING SECTION FEB 2 8 2003 WASH, D.C. 187

ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8- 18102

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
SIDAC AND COMPANY, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3201 So. Tamarac Drive, Suite 200
(No. and Street)

Denver	CO	80231
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen Taylor-Buehrle (303) 750-8700
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name — *if individual, state last, first, middle name)*

370 17th STreet, Suite 3300	Denver	CO	80202
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Donald A. Simpson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sidac and Company, Inc., as of December 31, 19 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

SUBSCRIBED AND SWORN TO before me by Donald A. Simpson, as President of Sidac and Company, Inc. on February 14 2003.

NOTARY PUBLIC
CANDIS A. BIRCH
STATE OF COLORADO

Notary Public

Candis A. Birch
My Commission Expires November 26, 2005

Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- n/a (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- n/a (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- n/a (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- n/a (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- n/a (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- n/a (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SIDAC AND COMPANY, INC.

Financial Statements and Supplemental Information

Years ended December 31, 2002 and 2001

Sidac and Company, Inc.

Financial Statements
and Supplemental Information

Years ended December 31, 2002 and 2001

Contents

Ernst & Young
Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663
Phone: (720) 931-4000
Fax: (720) 931-4444
www.ey.com

Report of Independent Auditors

To the Stockholder of Sidac and Company, Inc.

We have audited the accompanying statement of financial condition of Sidac and Company, Inc. (the "Company") as of December 31, 2002, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Sidac and Company, Inc. for the year ended December 31, 2001 were audited by other auditors who have ceased operations and whose report dated February 8, 2002 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sidac and Company, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst & Young LLP

February 14, 2003

Sidac and Company, Inc.

Statements of Financial Condition

	December 31, 2002	December 31, 2001
Assets		
Cash	$ 14,627	$ 20,529
Liabilities and stockholder's equity		
Liabilities:		
Accounts payable	$ –	$ 500
Stockholder's equity:		
Common stock (40,000 shares authorized, 3,750 shares issued and outstanding, $1.00 par value)	3,750	3,750
Additional paid-in capital	108,500	108,500
Accumulated deficit	(97,623)	(92,221)
Total stockholder's equity	14,627	20,029
Total liabilities and stockholder's equity	$ 14,627	$ 20,529

See accompanying notes.

Sidac and Company, Inc.

Statements of Operations

	Year Ended December 31, 2002	2001
Revenues		
Interest income	$ 156	$ 326
Costs and Expenses		
Legal and accounting	2,229	3,600
Filing fees and licenses	1,039	1,416
Other	2,290	588
Total costs and expenses	5,558	5,604
Net loss	$(5,402)	$(5,278)

See accompanying notes.

Sidac and Company, Inc.

Statements of Changes in Stockholder's Equity

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at January 1, 2001	3,750	$3,750	$ 93,500	$(86,943)	$10,307
Contributions by stockholder	–	–	15,000	–	15,000
Net loss	–	–	–	(5,278)	(5,278)
Balance at December 31, 2001	3,750	3,750	108,500	(92,221)	20,029
Net loss	–	–	–	(5,402)	(5,402)
Balance at December 31, 2002	3,750	$3,750	$108,500	$(97,623)	$14,627

See accompanying notes.

Sidac and Company, Inc.

Statements of Cash Flows

	Year Ended December 31, 2002	2001
Cash flows from operating activities		
Net loss	$ (5,402)	$ (5,278)
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in assets and liabilities:		
Accounts payable	(500)	500
Net cash used in operating activities	(5,902)	(4,778)
Cash flows from financing activities		
Capital contribution from stockholder	–	15,000
Net (decrease) increase in cash	(5,902)	10,222
Cash, beginning of year	20,529	10,307
Cash, end of year	$14,627	$20,529

See accompanying notes.

Sidac and Company, Inc.

Notes to Financial Statements

December 31, 2002

1. Organization

Organization and Basis of Presentation

Sidac and Company, Inc. (the "Company") was organized on May 31, 1974 to assist in the sale of interests in various real estate limited partnerships with which the existing sole stockholder and former stockholders of the Company were affiliated. The Company's operations have been dormant for several years.

The Company does not directly receive funds from or issue subscription agreements related to the sale of limited partnership interests noted above. The Company acts only as a selling agent; it does not directly receive, hold or transfer securities, nor does it have any customer accounts. Further, the Company is exempt from the reserve requirements under Exhibit A of Rule 15c3-3 (the "Rule") of the Securities and Exchange Commission (the "Commission"), as specifically provided in Section (k)(2)(A) of the Rule. For the year ended December 31, 2002, the Company had no liabilities subordinated to the claims of general creditors.

Due to the Tax Reform Act of 1986 and its effects on the sale of limited partnerships, the Company generated no commissions during the years ended December 31, 2002 and 2001, and anticipates the same in the near future.

2. Summary of Significant Accounting Policies

The significant accounting policies of the Company are as follows:

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Due to uncertainties inherent in the estimation process, it is at least reasonably possible that actual results could differ materially from those estimates in the near term.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The stockholder has consented to the Company's election to be taxed as an S-corporation, whereby taxable income or loss is included in the tax return of the stockholder. Accordingly, no provision for income taxes is reflected in the accompanying financial statements.

3. Net Capital Requirements

The Company is subject to the uniform net capital requirements of the Commission under Rule 15c3-1, which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Commission requirements also provide that equity capital may not be withdrawn or cash dividends paid if certain minimum net capital requirements are not met. At December 31, 2002, the Company had net capital of approximately $14,627, which was $9,627 in excess of the amount required to be maintained at that date. The Company's net capital ratio was 0 to 1.

4. Related Party Transactions

The Company is allocated certain costs based on estimated use by the Company from affiliated companies with partial common ownership. The Company paid $500 to an affiliated company for such services during the year ended December 31, 2002.

The stockholder rendered management services to the Company, and no direct compensation was paid for such services.

Supplemental Information

Sidac and Company Inc.

Computation of Net Capital Pursuant to Rule 15c3-1

	December 31, 2002	2001
Computation of net capital		
Net capital	$14,627	$20,029
Net capital requirement (minimum)	5,000	5,000
Excess net capital	$ 9,627	$15,029
Aggregate indebtedness	$ –	$ 500
Percentage of aggregate indebtedness to net capital	0.0%	2.5%

There were no material differences between the audited Computation of Net Capital included in this report and the corresponding schedule included in the Company's unaudited December 31, 2002 Part IIA FOCUS filing.

Sidac and Company, Inc.

Statement Regarding Rule 15c3–3

December 31, 2002 and 2001

The Company is exempt from Rule 15c3–3 (the "Rule") of the Securities and Exchange Commission under paragraph (k)(2)(A) of the Rule.

Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
Suite 3300
370 17th Street
Denver, Colorado 80202-5663

Phone: (720) 931-4000
Fax: (720) 931-4444
www.ey.com

Independent Auditors' Supplementary Report on Internal Control

To the Stockholder of Sidac and Company, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Sidac and Company, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following areas:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of the differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in

accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to previously, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's criteria.

This report is intended solely for the information and use of management, the Commission, the New York Stock Exchange, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 14, 2003